CLASS A PLAN OF DISTRIBUTION PURSUANT TO RULE 12B-1

AMENDED AND RESTATED SCHEDULE

THE CALVERT FUND

In addition to the Distribution expenses set forth in Section 1(b) with respect to Calvert Income Fund, Class A Distribution expenses for the other series of The Calvert Fund may not, pursuant to the Plan, exceed, on an annual basis, the amounts set forth below (as a percentage of average daily net assets):

Calvert Short Duration Income Fund	0.50%

Calvert Long-Term Income Fund	0.50%

Calvert Ultra-Short Income Fund	0.50%

Calvert Government Fund	0.25%

Calvert High Yield Bond Fund	0.25%

Schedule restated April 30, 2011